Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 8, 2011 (June 16, 2011 as to the reclassification of the Shipbuilding segment as discontinued operations as described in Note 1), relating to the financial statements of Northrop Grumman Corporation appearing in the Current Report on Form 8-K of the Northrop Grumman Corporation filed on June 17, 2011, and our report dated February 8, 2011 relating to the effectiveness of Northrop Grumman Corporation’s internal controls over financial reporting appearing in the Annual Report on Form 10-K of Northrop Grumman Corporation for the year ended December 31, 2010 which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

July 26, 2011